UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1 to FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-38813

Highest Performances Holdings Inc.

61F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou
Guangdong Province, People’s Republic of China
Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (“Amendment No. 1”) is being filed by Highest Performances Holdings Inc. as an amendment to the Form 6-K dated October 1, 2024 (the “Form 6-K”). The purpose of this Amendment No. 1 is to replace and change the original statement regarding the professional experience of the newly appointed Chairperson.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.

Date: October 9, 2024	By:	/s/ Hu Yinan
		Name:	Hu Yinan
		Title:	Vice-Chairman of the Board, Chief Executive Officer

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